Mail Stop 6010

January 16, 2008

Dr. Roger D. Cone
President and Chief Scientific Officer
Znomics, Inc.
2611 SW 3rd Avenue, Suite 200
Portland, OR 97201

> **Re: Znomics, Inc.**
> **Registration Statement on Form SB-2**
> **Filed December 20, 2007**
> **File No. 333-148220**

Dear Dr. Cone:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. The incorporation date is inconsistent in the filing. We note your statement on page 5 that you were incorporated on April 21, 2006. However, you state on page 36 that you were incorporated on March 20, 2006. Please revise

2. You refer to the NASD in several locations in your filing. NASD has changed its name to the Financial Industry Regulatory Authority. See SEC Release No. 34-56145 (July 26, 2007). Please update your filing accordingly.

3. We note from your website that your common stock began trading on the OTCBB under the new ticker symbol "ZNOM.OB" on January 4, 2008. Your former ticker symbol is disclosed in various places in your filing. Please update your filing accordingly.

Cover Page

4. We note your statement that the offering price will be set by market factors and the independent decisions of the selling shareholders. Additionally, we note your statement that the last sale price of your common stock was $3.20 per share. Until a market develops, you are required to set a price for the shares being registered. Please revise to set a price or provide us with an analysis supporting your determination that a market has developed. Your analysis should include information as to how long the stock has been trading, the trading volume and the sales prices.

Summary, page 5

5. As currently written your document includes many terms that are not commonly understood. For example:

    •   Retroviral insertional mutations;
    •   Gene knockout mouse strains;
    •   Functional genomics;
    •   High-throughput screening assays;
    •   Mutagenesis; and
    •   Haploid, early pressure diploid and F3 diploid.

    The use of these terms makes it difficult for readers to understand your business. Please revise to avoid using industry jargon or explain the meanings of these terms the first time they are used.

6. The first paragraph of your summary states that you are engaged in the business of utilizing your technology platform and the expertise of your researchers to provide a new approach to drug development. However, the last paragraph states that you currently offer fish trains to university scientists and expect to use the library to develop disease models and assays to test drug-line compounds in the near future. Please revise your summary to clarify the source of your current revenues and explain how you are currently using your technology platform and expertise to provide a new approach to drug development.

7. Explain how your approach to drug development is new.

8. Revise the last paragraph to disclose when you expect to begin using the library to develop disease models and assays.

Risk Factors, page 8

General

9. Please include a risk factor that addresses your financial losses to date and whether you expect such losses to continue in the future.

10. Please include a risk factor that addresses your ability to continue as a going concern, as reported by your public accountant.

11. Please include a risk factor that addresses the risks of your common stock being subject to "penny stock" rules. In this risk factor, please also discuss the effect on liquidity, specific legal remedies available to investors of penny stocks and how such remedies would affect the company.

Because the payment of dividends is at the discretion of the Board of Directors . . ., page 8

12. Please clearly state that readers should not rely on an investment in your company if they require dividend income.

If we are not able to raise additional funds in the future . . ., page 8

13. Please expand your disclosure in this risk factor to quantify your current financial position. To the extent practicable, please quantify the additional funding that you will require in the next 12 months.

14. We note your disclosure that you may obtain additional financing by issuing debt securities. Please expand your disclosure to inform the investor that any holders of debt securities could have rights superior to existing shareholders.

<u>Because we have a limited operating history . . ., page 9</u>

15. To the extent practicable, please quantify the "significant funds" you will be required to spend on development and marketing activities.

<u>Because we are deploying unproven technologies . . ., page 9</u>

16. Please disclose whether any of your personnel has had experience commercializing technologies and products similar to those you hope to develop.

17. Please clarify that you do not have any arrangements with third parties regarding the commercialization of any future product or products and that you may not be able to enter into such agreements on commercially acceptable terms.

<u>If zebrafish and our related services are not widely accepted by the market . . ., page 9</u>

18. Please expand your disclosure to describe the types of researchers your technology and products hope to target. Please further expand your disclosure to include lack of governmental approval as a barrier that may prevent researchers from using your products and technology.

<u>Because we currently have limited resources, marketing and sales capabilities . . ., page 9</u>

19. Please revise the discussion to indicate when you believe you will need to obtain sales and marketing services.

<u>If we fail to manage growth effectively, our resources will be strained . . ., page 10</u>

20. It is not clear if you currently have any collaborative agreements. If you do not, please clarify that you are referring to potential future collaborations. If you currently have collaborative agreements, they should be described in the business section.

<u>If we are not able to effectively protect our patent and proprietary rights…, page 10</u>

21. We note your statement that you rely on patents to protect your proprietary rights. Additionally, you refer to patents that have been issued to you. According to your "Intellectual Property" discussion on page 42, it does not appear that you currently have any patents. Please revise to clarify that you currently do not have any patents and the discussion refers to potential future patents.

<u>Contaminations in our animal populations could damage our inventory . . ., page 11</u>

22. Please disclose whether you have experienced a contamination, and, if so, the total cost to you of clean-up, renovation, disinfection, retesting and restarting.

23. Are contamination expenses covered by insurance? If not, please revise your risk factor to clarify that you do not have insurance to cover contamination expenses.

<u>If we fail to comply with existing regulations . . ., page 12</u>

24. Please expand this risk factor to briefly describe the government regulations that have a material impact on your business.

<u>If we are not successful in obtaining or maintaining licenses to essential technology . . ., page 12</u>

25. We note your statement that some of your technologies and biological materials have been acquired or licensed from third parties. Please identify the technologies and biological materials you have acquired the contracting parties. Additionally, revise the Business section to provide further disclosure of the licensing agreements, including aggregate payments made to date, aggregate potential payments, including milestone payments, duration and termination provisions, and any other material terms.

<u>If we are unable to locate and develop adequate facilities . . ., page 13</u>

26. We note your statement that a material delay or an increase in cost may stall your growth plans and could adversely affect your business. Please revise to disclose when you anticipate acquiring or opening a new facility and the expected cost. Similarly, revise "Plan of Operations" to discuss this timetable and budget in more detail.

<u>If we fail to recruit additional qualified personnel to develop our business . . ., page 13</u>

27. If you have experienced difficulty attracting and retaining qualified personnel, please describe the difficulties you have experienced.

<u>If changes in government regulations decrease the demand for the drug discovery . . ., page 14</u>

28. Please explain how legislation that contains "drug costs" will negatively affect you. For example, please clarify that reform legislation containing maximum prices that consumers may be charged for drugs will limit profits or may impair your ability to recoup expenses.

29. As a penny stock company, you are not eligible to rely on the safe harbor for forward looking statements contained in The Private Securities Litigation Reform Act. Please revise to remove the references to a safe harbor or specifically state that the safe harbor does not apply to your forward looking statements. Similarly revise "Plan of Operations" on page 44.

30. We note that fluctuations in exchange rates and currency values may materially affect your future developments and performance. If you currently provide services or products to foreign corporations or incur expenses in foreign currencies, please consider including a separate risk factor. The risk factor should quantify the percentage or your revenues and/or expenses received/paid in foreign currencies, identify the currencies and the countries in which these services or products are provided.

31. We note that "certain other factors set forth in our filings with the Securities and Exchange Commission" may materially affect future developments and performance. Please identify these factors.

Because our business is dependent upon the performance of key employees . . ., page 15

32. The risk factor discussion appears to be disclosing the same risk as that described on page 13 following the caption "Because we depend on key scientific and management personnel, if we fail to retain personnel, it could delay or hurt development of our key technologies." Please combine the two discussions or revise to clearly describe the distinct risks. Please note the discussion should identify the employees you consider to be key.

Because we conduct business outside of the United States . . ., page 16

33. Please add to this list the risk of additional expenditures associated with compliance with the regulations of foreign governments.

34. Quantify the percentage of your business conducted outside the U.S and the percentage conducted on behalf of foreign customers.

35. Identify the foreign countries in which you conduct business.

Because the effects of some events are unforeseeable . . ., page 16

36. Please remove this risk factor, as it is a risk that is not specific to your business, but applicable to all businesses. Alternatively, revise your discussion to clarify why you believe you may experience consequences that are different or more severe than other types of businesses.

<u>Because certain stockholders control or have the ability to exert significant influence . . ., page 17</u>

37. Please include a separate risk factor disclosing the possibility that the identified persons may sell a large number of their shares. The discussion should describe the potential consequences.

<u>Because executive management is free to devote time to other ventures . . ., page 18</u>

38. Please expand your disclosure to state whether any of your current officers and directors are currently employed by other entities. If any of your current officers and directors are currently employed by other entities, please identify these officers and directors, and state approximately how many hours per week they are devoting to your company.

39. If any of your current officers and directors currently provide services to a competing company, or if you anticipate that any of your current officers and directors may become employed by a competing company, please discuss the risks associated with potential conflicts of interest in a separate risk factor.

<u>Because the market may respond to our business operations and that of our competitors, our stock price will likely be volatile. Page 21</u>

40. Please disclose the high and low trading price and average trading volume since being quoted on the OTCBB.

<u>Selling Shareholders, page 22</u>

41. Please identify each selling shareholder that it a broker dealer and identify each as an underwriter. The only exception to our position that a broker dealer is an underwriter is in circumstances in which the selling shareholder received the securities as underwriting compensation.

42. Please identify each selling shareholder that is an affiliate of a broker dealer and represent that:
  - such selling stockholder purchased or will purchase the securities in the ordinary course of business, and
  - at the time of purchase of such securities, the selling stockholder had or will have no agreement or understandings, directly or indirectly, with any person to distribute such securities or any securities issuable upon conversion or exercise.

For each broker-dealer affiliates who cannot make these representations, please state that they are underwriters.

43. You state that you issued warrants to purchase 237,495 shares of common stock in a private placement completed on November 5, 2007 to your placement agent in exchange for their services. Please identify the placement agent.

44. You have included footnotes (1), (2) and (3) underneath the selling shareholder table. However, references to these footnotes do not appear in the table. Please revise accordingly.

45. You state on page 27 that none of the selling shareholders has been one of your officers or directors. However, it appears on page 26 that Roger Cone, the President and Chief Scientific Officer of your company, as well as a director, is selling 33,333 shares of common stock. Please revise your filing to accurately reflect that Roger Cone, a selling shareholder, currently serves as President, Chief Scientific Officer, and a director of your company in accordance with Item 507 of Regulation S-B.

46. We note the fourth column of your selling shareholders table, which is labeled "Total Number of Shares to be Offered for Selling Shareholder Account." According to the table, this number is zero for every selling shareholder. However, this column should total the number of shares you are registering in this filing. Please revise your filing accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 29

47. Please disclose when Dr. Kurtz began his employment as a researcher at the Veteran's Administration Hospital.

48. We note your statement that Dr. Sangrey has served as a member of the Board of Directors of 10 public companies or privately funded companies. Please name the reporting companies in which Dr. Sangrey currently hold directorships in accordance with Item 401(a)(5) of Regulation S-B.

49. Please revise to disclose Dr. Sangrey's employment during each of the last five years. Please include all applicable dates.

50. We note your identification of Dr. Golling, Dr. Ransom, Dr. Wang, and Mr. Rea as significant employees. Please provide the information required in Item 401(a) of Regulation S-B for Dr. Golling, Dr. Ransom, and Dr. Wang.

Description of Business

General

51. Please expand your disclosure of the merger entered into between Pacific Syndicated Resources, Inc., Znomics Delaware, and Acquisition Sub. Specifically, please describe the equity exchanged between the parties pursuant to the merger agreement.

52. Please disclose how you distribute your products to university research labs.

53. Please disclose the identity of the supplier of the material for your research, in accordance with Item 101 (b)(5) of Regulation S-B.

54. Please provide a more detailed discussion of your business and plans. Your discussion should clarify what products and services you currently provide and what products and services you plan to provide in the future and when you anticipate you will in a position to provide these future products and services. Your discussion should include a description of the types of services you provide through your research contracts, including a description of the nature of the research you are conducting.

55. We note your statement on page 46 that your major emphasis will be developing your own proprietary drug discovery effort to find lead compounds for major diseases with inadequate treatments. Please revise your Business section to clarify how you expect to accomplish this. Your discussion explain whether you expect to develop this discovery effort and identify lead compounds on your own or in collaboration with partners or if you expect to identify the compounds on your own but develop and commercialize drugs in collaboration with others. Additionally, your document should explain your current capabilities and whether you have the current ability to develop a drug discovery effort and identify lead compounds. If you do not currently have this ability, please explain how you plan to develop or acquire this ability.

56. We note your statement that you currently offer fish strains to university scientists. Please explain how these are offered. For example, do these customers purchase access to your database or do they purchase a specific strain? If they generally purchase access to the database pursuant to a standard agreement, please describe the terms of your standard agreement.

57. Please provide the basis for your belief that you are positioned to become a leading provider of research services to the growing academic market and to a very large potential market for toxicology research.

58. We note your disclosure in Note Q to the Financial Statements that Harvard University ordered 242 fish line products during the first half of 2007. If you have a written agreement with Harvard University, please describe the agreement and file it as an exhibit in accordance with Item 601 (b)(10) of Regulation S-B. Alternatively, provide us with an analysis supporting your determination that the agreement is not material.

Industry Background, page 36

59. Please provide support for your statement on page 39 that more than $1.5 billion is spent annually to analyze more than 10 million samples U.S. industry and municipalities in order to meet current EPA and state requirements.

Facilities and Resources, page 40

60. Please disclose the anticipated cost of the new lease.

Strategy, page 40

61. We note your disclosure that you plan to enter the drug discovery business. Please expand your disclosure to discuss the need for governmental approval of any drug products developed, as well as the effect of governmental regulation on your business.

62. We note your disclosure that you have established more than 80 Material Transfer Agreements with university customers. Are the terms of the agreements substantially similar? If so, please describe the material terms of the agreements, including all rights and obligations, payment terms, and duration and termination provisions. If these agreements are not substantially similar, please provide a more detailed discussion of the general terms of these types of agreements and explain how the agreements may differ from each other. If you are substantially dependent on any of these agreements, please file them as exhibits to your registration statement.

63. We note your disclosure that you have established a collaboration with Merck. Please describe the material terms of the agreement, including each parties' rights and obligations under the agreement, all payments made/received to date, all potential payments, existence of royalty provisions, duration, termination provisions and all other material terms. Please further file the collaboration agreement as an exhibit, or provide us with your analysis supporting your determination that it is not a material agreement and therefore not required to be filed pursuant to Item 601 (b)(10) of Regulation S-B.

Licensing Arrangements, page 43

64. Please clarify that you are referring to the Material Transfer Agreements you mentioned on page 40. Provide us with the basis for your expectation that you will obtain patentable technology through these agreements. If it is merely your hope that you will obtain patentable technology, please revise accordingly.

65. We note your disclosure that "Discoveries made by a university scientist while using [your] technology are usually eligible for acquisition, and [you] normally obtain the first right to negotiate for an exclusive license." Please expand your disclosure to describe the limitations you face for acquisition and license negotiation.

66. Disclose whether or not you have yet obtained the rights to any discoveries through this process.

Research and Development Expenditures, page 44

67. We note your disclosure that you have incurred expenditures related to research and development in the amount of $251,540 for the nine month period ended September 30, 2007, and $1,435,722 for the period from September 13, 2001 to September 30, 2007. Please revise your disclosure to estimate the amount spent on research and development during each of the last two fiscal years, in accordance with Item 101 (b)(10) of Regulation S-B.

Plan of Operations

Overview, page 44

68. Please describe in this section your progress in completing the library of genetic mutations in the zebrafish. According to page 36, the library currently contains insertions representing about 50% of the zebrafish genes.

Business of Znomics, page 45

69. You state that the first stage of your business plan is currently underway. Please expand your disclosure in this section to describe your product research and development. Additionally, explain how long you expect it will take to establish a strong and profitable market and the stages that follow the first stage.

70. We note that you intend to work towards achieving advance with your drug and drug target discovery programs. Please describe the current state of these programs and how you plan to advance this program

71. You state that you plan to license drug targets to the pharmaceutical industry. Please clarify your disclosure to discuss whether you have entered into license negotiations. If you have,

please identify the parties with whom you have entered into negotiations, and when you expect to finalize agreements.

72. You state that your recent sales of common stock in a private placement transaction will only satisfy your "near-term" cash requirements, and that you do not presently have sufficient capital to proceed with the drug discovery phase of your business plan. To the extent practicable, please disclose how long you will be able to satisfy your cash requirements from the proceeds of the private placement, in accordance with Item 303 (a)(1)(i) of Regulation S-B.

73. You state that you "intend to attempt to raise approximately $10 million during the next twelve months." Please identify the sources you will approach in order to raise this money.

Products and Services, page 46

74. You state that "the first and major portion" of your developing library has been completed. Please clarify that the library currently contains insertions representing about 50% of the zebrafish genes.

Government Regulation, page 49

75. Is it your intention to develop products through FDA approval. If so, please briefly describe in this section the process for obtaining FDA approval.

Operations and Liquidity and Capital Resources, page 50

76. For the twelve months ended December 31, 2006, you had fish lines revenues of $73,776 and almost no fish lines cost of sales. For the nine months ended September 30, 2007, you had fish lines revenues of $69,853 and fish lines cost of sales of $380,602. Please discuss the factors that result in a large positive gross margin in 2006 and the large negative gross margin in 2007 for your fish lines product line. Please also enhance your disclosures of operations by quantifying the reasons for significant changes in revenues and cost of sales in terms of the amount of increase or decrease due to prices, volume and new product introductions, and include an explanation of the underlying reasons for these changes. Please also quantify the amount of increases or decreases in each line item in the financial statements for both the annual and interim periods and the underlying reasons for the changes. Please refer to Item 303 of Regulation S-B.

77. Given the significance of the research and development function to your business please disclose the following information for your research and development, research contract and grant expenses:
   - Research and development costs incurred on a program or project-specific basis. If this data is not available, please provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on each program or project.
   - The nature, timing and estimated costs of future significant investments in research and development. To the extent that information is not estimable, describe those facts and

circumstances indicating the uncertainties that preclude you from making a reasonable estimate.
- The source of funds for these investments.
- The risks and uncertainties associated with these investments, and the consequences to operations, financial position and liquidity if the investments in research and development are not undertaken or if the investments are not completed timely.
- The period in which material cash inflows from these investments are expected to commence.

Executive Compensation, page 55

78. Please update all information in this section to include compensation awarded during the fiscal year ending December 31, 2007.

Financial Statements

79. Please present the historical financial statements of the registrant, Pacific Syndicated, in the Form SB-2 pursuant to Item 310(a) of Regulation S-B. Include in those financial statements a subsequent event for the acquisition of Znomics on November 5, 2007 and provide the following information:

- Disclose how you determined that the merger with the public shell company was a reverse merger.
- Clarify if you are accounting for the acquisition as a purchase.
- Disclose the number of common shares issued and the purchase price of the acquisition.
- Clarify who is considered the accounting acquirer and why.
- Please disclose that there are no related party relationships between the two entities.

Znomics financial statements for the year Ended December 31, 2006

Statements of Operations, page F-3

80. Please include grant contracts and grant expense within operating income.

Statements of Stockholders Equity, page F-4

81. You disclosed that you are a development state enterprise and that you presented transactions in your stockholders' equity accounts since inception. However, you did not present stockholders' equity transactions for 2002 and 2003. Please revise to include the disclosures required by paragraph 11 of SFAS 7.

Note B – Summary of Significant Accounting Policies, page F-6
Revenue Recognition, page F-7

82. You disclosed that you recognize revenue from grants in accordance with SFAS 5 and SOP 97-2. Given that SFAS 5 provides guidance on accounting for contingencies and SOP 97-2 provides guidance on software revenue recognition, please disclose the relevant provisions of the accounting literature cited that provide guidance on accounting for grants. You also disclosed that you recognize revenue for collaborative research projects based on contract specifications. Please provide a more comprehensive disclosure of your revenue recognition policies for collaborative research contracts. Please refer to SAB 104.

Stock-based compensation, page F-8

83. You disclosed that you did not record compensation expense for vested employee stock options as required by SFAS 123 due to the complexity of valuing your common stock. You also disclosed in your significant accounting policies that you can not determine the effects on your financial statements of this departure from generally accepted accounting principles. Please revise your financial statements to record compensation expense for employee stock options. Please refer to SFAS 123 (R).

Note E- Stockholders' Equity, page F-11

84. You disclosed that holders of a convertible promissory note were granted a stock purchase warrant to purchase a certain number of shares of common stock at $2 per share. Please disclose the methodology used to determine the value of the warrants, the related assumptions and the expenses recognized related to these warrants for each fiscal year.

Financial Statements
For the Nine Months Ended September 30, 2007

General

85. Please address the comments above in your interim filings as well.

86. Please revise to include the Statements of Operations and Cash Flows for the interim period from your latest audited balance sheet date up to the latest interim balance sheet date along with a comparable period of the preceding year. Refer to Item 310(b) of Regulation S-B.

Note R – Subsequent Events, page F-36

87. You disclosed under Selling Shareholders on page 22 that you granted 237,495 warrants to purchase your common stock to the placement agent of the private placement completed on November 5, 2007. Please disclose the methodology used to determine the value of the warrants, the related assumptions and the expenses recognized related to these warrants in 2007.

88. Provide disclosure relating to the acquisition of Znomics by Pacific Syndicated Resources, Inc. Clarify that the shares outstanding after the merger will be the shares of Pacific Syndicated. State the exchange ratio. Please note that subsequent to the merger, the equity section of Znomics will reflect the equity of Pacific Syndicated Resources, Inc. as outlined in the pro formas.

Item 27. Exhibits, page 62

89. Please file the Incentive Stock Option Grant Agreement, the loan agreement with Washington Mutual Bank and guarantee agreements with Mr. Sessions and Dr. Cone and the operating lease agreement as exhibits. Please include all exhibits in your next filing.

Form 8-K filed November 8, 2007
Pro Forma Financial Statements

90. Please provide in the Form SB-2 pro forma information pursuant to Rule 310(d) of Regulation S-B for your merger on November 5, 2007.

91. Please clarify in the pro forma balance sheet how you derived the amount for the pro forma adjustment to retained earnings.

92. Please revise the pro forma balance sheet to record the adjustment for the return of the 4,731,085 shares to treasury stock instead of additional paid in capital.

93. Please clarify why the 5,574,182 shares issued in the pro formas is different from the shares issued as disclosed in the 8-K.

94. Please also provide pro forma Statements of Operations for the annual period and clarify that the pro forma Statement of Operations is for the interim period and the periods presented in the interim period.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gus Rodriguez at (202) 551-3752 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Bryan R. Clark, Esq.
        Cane Clark LLP
        3273 East Warm Springs Rd.
        Las Vegas, NV 89120